UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NATIONAL CITY SAVINGS AND INVESTMENT PLAN NO. 2

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NATIONAL CITY CORPORATION
1900 EAST NINTH STREET
CLEVELAND, OHIO 44114

REQUIRED INFORMATION

Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits

A. The following financial statements and supplemental schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1. Statements of Net Assets Available for Benefits - December 31, 2004 and 2003
2. Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2004
3. Notes to Financial Statements
4. Schedule of Assets (Held at End of Year)

B. The following exhibit is filed as part of this annual report:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NATIONAL CITY SAVINGS AND INVESTMENT PLAN NO. 2

Date: June 17, 2005

By: ______________________

Jon N. Couture,
Member of the Administrative Committee for the National City Savings and Investment Plan No. 2

Audited Financial Statements and Supplemental Schedule

National City Savings and Investment Plan No. 2
Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

Ernst & Young

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Administrative Committee of
National City Savings and
Investment Plan No. 2

We have audited the accompanying statements of net assets available for benefits of the National City Savings and Investment Plan No. 2 as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 31, 2005

National City Savings and Investment Plan No. 2

Statements of Net Assets Available for Benefits

	December 31 2004	December 31 2003
Assets		
Cash	**$ 84,509**	$ 35,530
Investments, at fair value	**6,337,435**	11,928,608
Receivables:		
Employer contributions	**–**	18,366
Employee contributions	**–**	20,273
Accrued income	**4,044**	7,026
Due from broker	**10,993**	692,820
Total receivables	**15,037**	738,485
Total assets	**6,436,981**	12,702,623
Liabilities		
Pending securities purchases	**–**	744,851
Net assets available for benefits	**$ 6,436,981**	$ 11,957,772

See notes to financial statements.

National City Savings and Investment Plan No. 2

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Net investment income:	
Net appreciation in fair value of investments	$ 906,821
Interest and dividend income from National City Capital Preservation Fund and Armada Funds	68,290
Dividend income from other mutual funds	25,924
Dividend income from National City Corporation Common Stock	246,903
Interest income from participant loans	27,610
	1,275,548
Contributions:	
Employer	364,223
Employee	388,942
	753,165
Benefits paid to participants	(8,149,195)
Net transfers from the National City Savings and Investment Plan	599,691
Net decrease	(5,520,791)
Net assets available for benefits at beginning of year	11,957,772
Net assets available for benefits at end of year	$ 6,436,981

See notes to financial statements.

1. Plan Description

The following description of the National City Savings and Investment Plan No. 2 (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan for substantially all nonexempt employees who were employed by National Processing, Inc. and certain of its subsidiaries (Employer). The Employer was a majority-owned subsidiary of National City Corporation. On October 15, 2004, National City Corporation sold National Processing, Inc. As a result of the sale, employer and participant contributions were discontinued. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All administrative expenses of the Plan are paid by National City Corporation, the Plan sponsor.

An eligible employee became a participant in the Plan on an unmatched basis on the first day of any calendar month after he or she attained age 21 and completed thirty days of service. The Plan allowed participants to elect to contribute from 1% to 20% of eligible compensation. Participants directed their contributions in 1% increments among any of the Plan's investment funds. Contributions made to any of the funds could be temporarily invested in the Armada Money Market Fund.

Participants were eligible for Employer matching contributions on the first of the month following one year of service. The matching contribution was equal to 115% of the participant's contribution up to 6% of the participant's combined cash compensation. All employer contributions were initially invested in the National City Corporation Stock Fund. Contributions were subject to certain limitations.

Each participant's account was credited with the participant's contributions and allocations of (a) the Employer's contributions and (b) Plan earnings. Allocations were based on participant earnings or account balances, as defined. All amounts credited to a Participant's account were 100% vested at all times. Participant and employer contributions were eligible to be transferred and invested in any of the fund options of the Plan.

Participants were allowed to borrow at a fixed interest rate up to 50% of the value in their vested account balance, with a minimum loan of $500 and a maximum loan of $50,000. Participants are restricted to only one loan in any twelve-month period and to a maximum of two loans at any one time.

1. Plan Description (continued)

On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in their account in either a lump-sum amount, or in monthly, quarterly or annual installments. For terminations due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.

2. Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual method of accounting.

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Shares of mutual funds and units of the National City Capital Preservation Fund are valued at the net asset value of shares/units held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Benefits are recorded when paid.

Net transfers from the National City Savings and Investment Plan represent participants who had a change in employment status between National City Corporation or one of its subsidiaries and National Processing, Inc.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. Investments

During 2004, the Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value by $906,821, as follows:

	Net Appreciation in Fair Value of Investments
Armada Funds	**$ 130,276**
Other mutual funds	**53,152**
National City Corporation Common Stock	**723,393**
	$ 906,821

The fair value of investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2004	**2003**
National City Capital Preservation Fund for Retirement Trusts	**$ 750,598**	$ 1,291,473
Armada Money Market Fund	**519,559**	826,800
Armada Large Cap Growth Fund	**492,570**	1,017,510
National City Corporation Common Stock	**3,312,827**	6,259,213
Participant loans	–	739,659

4. Party-in-Interest Transactions

The Trust Department of National City Bank, a wholly-owned subsidiary of National City Corporation, is trustee for the assets of the Plan. National City Bank serves as investment advisor to the investment portfolios of the National City Capital Preservation Fund and the Armada Funds.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. Tax Status

The Internal Revenue Service has determined and informed National City Corporation by a letter dated February 26, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	**$ 6,436,981**	$ 11,957,772
Amounts allocated to withdrawing participants	**(89,152)**	(4,000)
Net assets available for benefits per Form 5500	**$ 6,347,829**	$ 11,953,772

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004 to Form 5500:

Benefits paid to participants per the financial statements	**$ 8,149,195**
Amounts allocated to withdrawing participants at December 31, 2003	**(4,000)**
Amounts allocated to withdrawing participants at December 31, 2004	**89,152**
Benefits paid to participants per Form 5500	**$ 8,234,347**

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

National City Savings and Investment Plan No. 2

EIN #34-1111088 Plan #009

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
* National City Capital Preservation Fund for Retirement Trusts	750,598 units	$ 750,598
* Armada Funds:		
Money Market Fund	519,559 shares	519,559
Large Cap Growth Fund	25,221 shares	492,570
S&P 500 Index Fund	19,716 shares	205,436
Small Cap Value Fund	14,085 shares	311,148
Balanced Allocation Fund	5,137 shares	51,682
Large Cap Value Fund	3,980 shares	70,452
Templeton Foreign Equity Fund	4,565 shares	92,542
Franklin Small-Mid Cap Growth Fund	2,627 shares	90,823
Vanguard Prime Cap Fund	1,298 shares	83,842
Vanguard Small Cap Index Fund	774 shares	20,761
Barclays Global Bond Index Fund	29,835 shares	296,265
* National City Corporation Common Stock	88,224 shares	3,312,827
* Participant loans	At interest rates ranging from 4.0% to 9.5%	38,930
		$ 6,337,435

* Indicates party in interest to the Plan.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-45363, No. 333-61712 and No. 333-67354) pertaining to the National City Savings and Investment Plan No. 2 of National City Corporation of our report dated May 31, 2005, with respect to the financial statements and schedule of the National City Savings and Investment Plan No. 2 included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst + Young LLP

Cleveland, Ohio
June 15, 2005